UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   1 )*

RENN Fund Inc.
(Name of Issuer)

Common stock, par value $1.00 per share
(Title of Class of Securities)

759720105
(CUSIP Number)

Steven I. Stein
Etude Capital LLC
800 West 22nd, STE 404
Austin, TX 78705
(832) 472-3295
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Etude Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
257,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
257,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Steven I. Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
257,000

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
257,000

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Davenforth Fundamental Investments, LP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Davenforth, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Bradley Roofner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Logan Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Chase Investment Counsel Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
155,800

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
155,800

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 759720105

1	NAME OF REPORTING PERSONS
Derwood S. Chase Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
155,800

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
155,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 759720105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”) of RENN Fund Inc., a Texas corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 8080 N. Central Expressway, Suite 210, Dallas, TX 25206.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Davenforth Fundamental Investments, LP

(ii)	Davenforth, LLC, a Texas limited liability (“Davenforth”), which serves as the general partner of Davenforth Fundamental Investments, LP;

(iii)	Etude Capital, LLC, a Texas limited liability company (“Etude Capital”);

(iv)	Steven Stein, who serves as the managing member of Etude Capital;

(v)	Bradley Roofer who serves as co-director of Davenforth, LLC and Davenforth Fundamental Investments, LP;

(vi)	Logan Brown who serves as co-director of Davenforth, LLC and Davenforth Fundamental Investments, LP;

(vii)	Chase Investment Counsel Corp, an investment advisor based in Charlottesville, VA.

(viii)	Derwood S. Chase Jr., who serves as a director at Chase Investment Counsel Corp;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of Etude Capital and Mr. Stein is 800 West 26th STE404, Austin, TX 78705. The address of the principal office of each of Davenforth LLC, Davenforth Fundamental Investments LP, Mr. Brown and Mr. Roofner is 4006 N Lamar Blvd, Austin, TX, 78756. The address of the principal office of Chase Investment Counsel and Mr. Chase is 300 Preston Ave #500 Charlottesville, VA 22902.

(c) The principal business of Davenforth Fundamental Investments is investing in securities. The principal business of Davenforth LLC is serving as the general partner of DFI. The principal occupation of Mr. Brown and Mr. Roofner is serving as the managing members of each of Davenforth LLC. The principal business of Etude Capital is investing in securities. The principal occupation of Mr. Stein is serving as the sole shareholder and sole director of each of Etude Capital LLC. The principal business of Chase Investment Counsel Corp is investing in securities.  The principal occupation of Mr. Chase is serving as a director of Chase Investment Counsel Corp.

(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Messrs. Stein, Roofner, Brown, and Chase are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds can not disclose investment basis without undue effort. The Funds used their own investment capital to acquire the 512,800 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes. In addition to discussions with the Issuer’s Board of Directors (the “Board”) and management team, the Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers or other persons. Any such discussions may relate to, among other things, the Issuer’s operating strategies, performance, management succession plans and corporate governance matters.

CUSIP No. 759720105

On February 5, 2016 Messrs. Stein, Brown, and Roofner met with the Chief Executive Officer of the Issuer. Communications in various capacities have been ongoing with the CEO of the issuer since that date.

The Reporting Persons intend to continue engaging in a dialogue with members of the Board or management of the Issuer or other representatives of the Issuer. The Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers (including art market participants), or other persons. Any dialogue or communications with any of the foregoing persons may relate to potential changes of strategy and leadership at the Issuer.

The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, including (i) acquiring a control stake in the Issuer’s shares of common stock, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, liquidation of the issuer’s assets, acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s Board.

The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) As of 8:30 a.m., Central Standard time, on the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 512,800 shares of Common Stock held by the Funds (the “Shares”). The Shares represent 11.5% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 4,463,967 shares of Common Stock outstanding as of December 31, 2015, as reported in the Issuer’s Annual Report on Form N-CSR for the annual period ended December 31, 2015, filed by the Issuer with the Securities and Exchange Commission on March 9, 2015.

(b)	A.Davenforth Fundamental Investments LP

(a)	As of the close of business on April 6, 2016, DFI beneficially owned 100,000 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 100,000
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 100,000
4.	Shared power to dispose or direct the disposition: 0

(c)	Past transactions under schedule I.

B.	Davenforth LLC

(a)	Davenforth LLC, as the general partner of DFI, may be deemed the beneficial owner of the 100,000 shares owned by DFI.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 100,000
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 100,000
4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 759720105

(c)	Past transactions under schedule I

C.	Etude Capital, LLC

(a)	Etude Capital, may be deemed the beneficial owner of 257,000 shares

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 257,000
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 257,000
4.	Shared power to dispose or direct the disposition: 0

(c)	Amended transactions under schedule II

D.	Steven Stein

(a)	Mr. Stein, as the managing member of Etude Capital, may be deemed the beneficial owner of the 100,000 Shares owned by Etude Capital LLC..

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 257,000
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 257,000
4.	Shared power to dispose or direct the disposition: 0

(c)	Amended transactions under schedule II.

E.	Chase Investment Counsel Corp

(a)	As of the close of business on April 6, 2016, Chase Investment Counsel beneficially owned 155,800 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 155,800
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 155,800
4.	Shared power to dispose or direct the disposition: 0

(c)	Chase Investment Counsel Corp has not entered into any transactions in the Shares during the past 60 days.

F.	Derwood S. Chase Jr.

(a)	As an agent of Chase Investment Counsel Corp, Mr. Chase may be deemed the beneficial owner of the 155,800 Shares owned by Chase Investment Counsel Corp.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote:
2.	Shared power to vote or direct vote: 155,800
3.	Sole power to dispose or direct the disposition:
4.	Shared power to dispose or direct the disposition: 155,800

(c)	Mr. Chase has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 759720105

G.	Bradley Roofner.

(a)	As a managing member of Davenforth LLC, Mr. Roofner may be deemed the beneficial owner of the 100,000 Shares owned by each Davenforth LLC and DFI LP.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote:
2.	Shared power to vote or direct vote: 100,000
3.	Sole power to dispose or direct the disposition:
4.	Shared power to dispose or direct the disposition: 100,000

(c)	Transactions available on Schedule I

H.	Logan Brown.

(a)	As a managing memeber of Davenforth LLC, Mr. Brown may be deemed the beneficial owner of the 100,000 Shares owned by each Davenforth LLC and DFI LP.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote:
2.	Shared power to vote or direct vote: 100,000
3.	Sole power to dispose or direct the disposition:
4.	Shared power to dispose or direct the disposition: 100,000

(c)	Transactions available on Schedule I

(c) Set forth on Schedule I hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 8:30 a.m., CST, on April 7, 2016.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of April 6, 2016.

2	Press Release, dated April 7, 2016.

CUSIP No. 759720105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2016

Davenforth Fundamental Investments, LP

By:	Davenforth, LLC
General Partner

By:	/s/ Bradley Roofner
	Name:	Bradley Roofner
	Title:	Managing Member

Davenforth, LLC

By:	/s/ Bradley Roofner
	Name:	Bradley Roofner
	Title:	Managing Member

Etude Capital, LLC

By:	/s/ Steven Stein
	Name:	Steven Stein
	Title:	Managing Member

Chase Investment Counsel Corp

By:	/s/ Steven Stein
	Name:	Derwood S. Chase Jr.
	Title:	Agent

/s/ Bradley Roofner
Bradley Roofner

/s/ Logan Brown
Logan Brown

/s/ Steven Stein
Steven Stein

/s/ Derwood S. Chase Jr.
Derwood S. Chase Jr.

CUSIP No. 759720105
SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 8:30 a.m., CST, on April 7, 2016. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. The Follow transactions for Etude Capital were previously unreported and serve as amendment to original 13D.

 Etude Capital

Date of Transaction	Shares Purchased (Sold)	Price Per Share $
2016-03-14	971	0.84
2016-03-14	1,694	0.86
2016-03-28	200	0.82
2016-04-04	400	0.84
2016-04-04	100	0.87
2016-04-04	2,300	0.90
2016-04-04	1,800	0.90

 Davenforth Fundamental Investments LP

Date of Transaction	Shares Purchased (Sold)	Price Per Share $
2016-03-01	2000	0.95
2016-03-04	100	0.97
2016-03-04	1417	0.98
2016-03-07	100	0.98
2016-03-07	5000	0.99
2016-03-07	6383	1.00
2016-03-10	15000	1.02
2016-03-11	200	1.015
2016-03-11	9800	1.05
2016-03-14	2010	1.05
2016-03-14	2990	1.06
2016-03-21	100	0.98
2016-03-28	8200	0.96
2016-03-30	1100	0.96
2016-03-30	2500	.99
2016-03-30	4600	1.00
2016-04-01	10000	1.02
2016-04-01	10000	1.02
2016-04-01	8500	1.02
2016-04-01	5000	1.02
2016-04-04	100	0.90
2016-04-04	200	0.97
2016-04-04	2600	0.99
2016-04-04	500	0.99
2016-04-05	1600	1.03

CUSIP No. 759720105
INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of April 6, 2016

2	Press Release, dated as of April 7, 2016.